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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                       Commission File Number             1-16900

                          Richfood Holdings, Inc.
           (Exact name of registrant as specified in its charter)

       4860 Cox Road, Suite 300, Glen Allen, VA 23060, (804) 915-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Warrants to purchase common stock
          (Title of each class of securities covered by this Form)

                                    NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


Rule 12g-4(a)(1)(i)       |X|           Rule l2h-3(b)(1)(i)     |X|
Rule 12g-4(a)(1)(ii)      |_|           Rule 12h-3(b)(1)(ii)    |_|
Rule 12g-4(a)(2)(i)       |_|           Rule 12h-3(b)(2)(i)     |_|
Rule l2g-4(a)(2)(ii)      |_|           Rule 12h-3(b)(2)(ii)    |_|
                                        Rule l5d-6              |_|



        Approximate number of holders of record as of the certification or
notice date:                    191

        Pursuant to the requirements of the Securities Exchange Act of 1934, Richfood Holdings, Inc., a Virginia corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:       August 31, 1999               By:    RICHFOOD HOLDINGS, INC.,
      -------------------------------            a Delaware corporation*


                                          By: /s/ Sherry M. Smith
                                              --------------------------
                                              Name:  Sherry M. Smith
                                              Title: Vice President and
                                                       Controller


-------------

* Effective as of August 31, 1999, Richfood Holdings, Inc., a Virginia corporation ("Richfood") merged with and into Winter Acquisition, Inc., a Delaware corporation, with Winter Acquisition, Inc. as the surviving corporation in such merger. Upon the consummation of the merger, the name of Winter Acquisition, Inc. was changed to "Richfood Holdings, Inc."



Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.




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